Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three and Nine Months Ended September 30, 2012 and 2011

November 13, 2012

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		September 30,	December 31,
	Notes	2012	2011

Assets
Current assets:
Cash and cash equivalents		$225,219	$349,837
Other current assets		1,133	276
		226,352	350,113
Non-current assets:
Mineral property, land, plant	(4)	639,504	563,216
and equipm ent, net
Deposits		4,325	8,676
		643,829	571,892

Total Assets		$870,181	$922,005

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$13,897	$9,209
Income tax payable		-	602
		13,897	9,811

Non-current liabilities:
SARs liability	(6)	586	540
Reclamation provision	(5)	1,320	-
Total Liabilities		15,803	10,351

Shareholders’ equity:
Share capital		987,580	972,569
Reserves		12,506	16,261
Deficit		(145,708)	(77,176)
Total Shareholders' Equity		854,378	911,654

Total Liabilities and Shareholders' Equity		$870,181	$922,005

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

November 13, 2012

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) (Expressed in Thousands of United States Dollars, Except Share and per Share Information)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2012	2011	2012	2011
Operating Expenses:
Escobal project expenses	(7)	$18,828	$10,338	$50,909	$23,709
Exploration	(8)	2,617	2,917	9,716	6,773
General and administrative expenses	(9)	4,822	4,225	14,773	14,388
Operating loss		(26,267)	(17,480)	(75,398)	(44,870)
Other Income and expenses:
Gain (loss) on foreign exchange		4,200	(22,639)	5,435	(10,318)
Interest income and other income (expense)		282	972	1,322	3,029
Loss before income tax		(21,785)	(39,147)	(68,641)	(52,159)
Income tax expense		(302)	(41)	(109)	58
Loss for the period		(21,483)	(39,106)	(68,532)	(52,217)
Other comprehensive loss		-	-	-	-
Total comprehensive loss		$(21,483)	$(39,106)	$(68,532)	$(52,217)

Loss per share:
Basic and diluted loss per share		$(0.15)	$(0.27)	$(0.47)	$(0.37)
Weighted average number of shares outstanding		145,436,182	143,094,422	144,323,568	142,456,026

See accompanying notes to condensed consolidated interim financial statements.

November 13, 2012

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Loss for the period		$(21,483)	$(39,106)	$(68,532)	$(52,217)
Items not involving cash:
Depreciation, depletion, and amortization		1,850	296	4,640	469
Share based compensation	(6)	2,785	2,238	7,542	8,901
Foreign exchange (gain) loss		(4,200)	22,639	(5,435)	10,318
Interest income		(297)	(972)	(1,330)	(3,029)
Other, net		8	106	15	232
Changes in non-cash working capital and other:
Other current assets		(379)	(50)	(858)	(195)
Accounts payable and accrued liabilities		(5,636)	1,915	(2,089)	5,256
Income tax payable		(53)	(41)	(602)	58
		(27,405)	(12,975)	(66,649)	(30,207)
Invest ing:
Interest received		297	737	1,330	2,794
Land acquisitions		-	(1,419)	(303)	(4,376)
Plant and equipment additions		(23,602)	(18,077)	(73,444)	(22,235)
Decrease (Increase) in deposits		(229)	2,059	4,352	(1,497)
Purchase of restricted investments		-	(964)	-	(964)
Purchase of short-term investments		-	-	-	(62,390)
		(23,534)	(17,664)	(68,065)	(88,668)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		821	-	4,661	13,260
Underwritten offering, net of issuance costs		-	-	-	(593)
		821	-	4,661	12,667
Effect of exchange rates on cash and cash equivalents		4,200	(18,163)	5,435	(5,842)

Decrease in cash and cash equivalents		(45,918)	(48,802)	(124,618)	(112,050)
Cash and cash equivalents, beginning of period		271,1 37	373,214	349,837	436,462
Cash and cash equivalents, end of period		$225,219	$324,412	$225,219	$324,412

See accompanying notes to condensed consolidated interim financial statements.

November 13, 2012

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) September 30, 2012

		Number	Share
	Notes	of Shares	Capital	Reserves	Deficit	Total
Balance December 31, 2010		140,874,637	$951,135	$11,934	$(8,010)	$955,059
Shares issued for cash:
Underwriters Warrants exercised at CAD$6.00 per share		2,132,785	17,3899	(4,311)	-	13,078
Exercise of stock options		10,000	263	(81)	-	182
Underwritten offering at CAD$ 14.10 per share net of issuance costs		-	(24)	-	-	(24)
Shares issued under Restricted Share Award (RSAs) compensation plan		35,000	728	-	-	728
Shares issued under Deferred Share Award (DSAs) compensation plan		42,000	255	(255)	-	-
Share based payments		-	-	7,402	-	7,402
Loss for the period		-	-	-	(52,217)	(52,217)
Balance Sept ember 30, 2011		143,094,422	969,746	14,689	(60,227)	924,208
Underwriters Warrants exercised at CAN$6.00 per share		52,635	416	(104)	-	312
Exercise of stock options		280,000	2,407	(665)	-	1,742
Underwritten offering at CAN$14.10 per share net of issuance costs		-	-	-	-	-
Share based payments		-	-	2,341	-	2,341
Loss for the period		-	-	-	(16,949)	(16,949)
Balance December 31, 2011		143,427,057	972,569	16,261	(77,176)	911,654
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share		561,440	4,391	(1,133)	-	3,258
Exercise of stock options		208,441	1,996	(593)	-	1,403
Shares issued under Restricted Share Award (RSAs) compensat ion plan		35,000	635	-	-	635
Shares issued under Deferred Share Award (DSAs) compensation plan		1,274,000	7,9899	(7,989)	-	-
Share based payments		-	-	5,960		5,960
Loss for the period		-	-	-	(68,532)	(68,532)
Balance September 30, 2012		145,505,938	$987,580	$12,506	$(145,708)	$854,378

See accompanying notes to condensed consolidated interiim financial statements.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

(a)	Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting (“IAS”) Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2011.

These condensed consolidated interim financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2011.

Effective for the year ended December 311, 2011, the Company changed the classification of expenses within its statement of operations from the nature form to the function form. Upon a review of the presentation of the financial statements and given the evolving nature of the Escobal Project, management has concluded that the function form is more relevant to users of the financial statements and provides reliable information. Additional information required to be disclosed on the nature of expenses because of the use of the function form is provided in notes 7, 8 and 9.

The Board of Directors authorized issuance of the condensed consolidated interim financial statements on November 13, 2012.

(b)	New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended Septembber 30, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the condensed consolidated interim financial statements of the Group.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

3.	Capital management:

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Group’s approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

4.	Mineral property, land, plant and equipment (net):

	Plant and	Mineral		Construction in
	equipment	Property	Land	Progress	Total
Cost
Balance at December 31, 2010	$917	$500,194	$20,340	$-	$521,451
Additions	16,221	-	6,651	20,124	42,996
Disposals	(15)	-	-	-	(15)
Balance at December 31, 2011	17,123	500,194	26,991	20,124	564,432
Additions	14,226	1,305	303	65,094	80,928
Balance at September 30, 2012	$31,349	$501,499	$27,294	$85,218	$645,360

Accumulated Depreciation, Depletion and Amortization
Balance at December 31, 2010	$(19)	$-	$-	$-	$(19)
Additions	(1,200)	-	-	-	(1,200)
Disposals	3	-	-	-	3
Balance at December 31, 2011	(1,216)	-	-	-	(1,216)
Additions	(4,640)	-	-	-	(4,640)
Balance at September 30, 2012	$(5,856)	$-	$-	$-	$(5,856)

Carrying Amounts

Balance at December 31, 2011	$15,907	$500,194	$26,991	$20,124	$563,216

Balance at September 30, 2012	$25,493	$501,499	$27,294	$85,218	$639,504

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

5.	Reclamation provision:

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated, with third-party assistance, the present value of the future reclamation obligation arising from its activities to September 30, 2012 to be $1,320. The present value of the future reclamation obligation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 18 years.

	September 30,	December 31,
	2012	2011
Balance, beginning of period	$-	$-
Liabilities incurred in the period	1,305	-
Accretion expense	15	-
Balance, end of period	$1,320	$-

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At September 30, 2012 and 2011, the Group has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key manageement personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

The number and weighted average exercise price of share options at September 30, 2012 and 2011 is as follows:

	Weighted average	Number of
	exercise price CAN$	options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	1 8.00	432,000
Exercised	1 4.80	(10,000)
Expired	-	-
Forfeited	-	-
Outstanding at Sept ember 30, 2011	8.61	2,969,500
Granted	-	-
Exercised	6.40	(280,000)
Expired	-	-
Forfeited	-	-
Outstanding at December 31, 2011	8.84	2,689,500
Granted	2 0.71	93,000
Exercised	6.98	(208,441)
Expired	-	-
Forfeited	1 4.65	(22,000)
Outstanding at Sept ember 30, 2012	9.37	2,552,059
Exercisable at December 31, 2011	7.09	1,505,000
Exercisable at September 30, 2012	7.58	2,079,059

On March 3, 2011, the Company granted stock options to the employees for the acquisition of 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On May 3, 2011, the Company granted stock options to Directors and employees for the acquisition of 45,000 and 42,000 common shares, respectively, exercisable at the price of CAD$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

On January 9, 2012, the Company granted stock options to an employee for the acquisition of 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stock options to employees for the acquisition of 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

On May 28, 2012, the Company granted stock options to an employee for the acquisitiion of 12,000 common shares exercisable at the price of CAN$17.04 per share on or before May 28, 2017. The options vest over three years in three equal tranches beginning on May 28, 2013.

During the nine months ended September 30, 2012, 208,441 stock options were exercised for cash proceeds received of $1,403.

For the three and nine months ended September 30, 2012, the Company has recorded $492 and $1,940, respectively (2011 -- $1,121 and $3,586), of compensation expense relating to the share option program.

Share Plan Awards (equity-seettled awards)

The Share Plan permits Deferred Share Awards (DSAs) and Restricted Share Awards (RSAs) to be issued to key management personnel and senior employees. Under the Share Plan, key management personnel and senior employees are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensattion cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards at September 30, 2012 and 2011 is as follows:

Number of
share awards
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	(77,000)
Outstanding at Septem ber 30, 2011	1,420,000
Granted	-
Shares issued	-
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at Septem ber 30, 2012	370,000

On March 3, 2011, the Company granted 156,000 DSAs to executives and employees at the price of CAD$17.56.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

On May 3, 2011, the Company granted 35,000 RSAs to directors at the price of CAD$19.74 per share. The RSAs vested immediately on the grant date.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees at the price of CAD$21.68.

On March 3, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On May 8, 2012, the Company granted 35,000 RSAs to directors at the price of CAD$18.09. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 8, 2012, 1,180,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $6,797 was transferred to share capital from share based payments reserve.

On June 10, 2012, 42,000 DSAs vested and the shares were issueed to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

For the three and nine months ended September 30, 2012, the Company has recorded $964 and $4,654, respectively (2011 -- $1,331 and $4,544), of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Group grants Share Appreciation Rights (SARs) to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the nine months ended September 30, 2012 and 2011, the Company awarded 25,000 and 62,500 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Blacck-Scholes Model.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

Number of
SARs
Outstanding at December 31, 2010	255,000
Issued	62,500
Exercised	(10,000)
Expired/Cancelled	(16,000)
Outstanding at September 30, 2011	291,500
Issued	10,000
Exercised	(300)
Cancelled	-
Outstanding at December 31, 2011	301,200
Issued	25,000
Exercised	(15,475)
Cancelled	(15,000)
Outstanding at September 30, 2012	295,725
Exercisable on September 30, 2011	87,500
Exercisable on September 30, 2012	136,225

At September 30, 2012 and 2011, vested SARs had a weighted averaged intrinsic value of CAN$11.66 and CAN$10.28 per share, respectively.

At September 30, 2012 and December 31, 2011, the Company recognized SARs short-term liability of $2,461 and $1,691, which is shown in accounts payable and accrued liabilities on the balance sheet, and long-term liability of $586 and $540, respectively.

During the three and nine months ended September 30, 2012, the Company has recorded $1,360 and $979, respectively (2011 – ($251) and $895), in compensation expenses relating to SARs.

Additional SARs information is as follows:

	Number	Exercised/
Grant Date	issued	cancelled	Remaining	Vested
July 1, 2010	152,000	(30,000)	122,000	70,000
September 1, 2010	20,000	-	20,000	12,000
September 20, 2010	10,000	-	10,000	6,000
November 1, 2010	55,000	(575)	54,425	21,425
November 10, 2010	20,000	(13,200)	6,800	800
January 17, 2011	15,000	(15,000)	-	-
February 1, 2011	20,000	-	20,000	8,000
July 1, 2011	27,500	-	27,500	11,000
October 3, 2011	10,000	-	10,000	2,000
January 19, 2012	20,000	-	20,000	4,000
July 16, 2012	5,000	-	5,000	1,000
September 30, 2012	354,500	(58,775)	295,725	136,225

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in thhe IPO of the Company, the underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants have an exercise period of 24 months from the date of the IPO and the date of exercise of the over-allotment option.

On June 8, and June 17, 2010, the Company granted Underwriter warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

At September 30, 2012 and 2011, the outstanding balance of warrants to purchase common shares was respectively, as follows:

					Warrants		Warrants		Warrants
			Number of		Outstanding		Outstanding		Outstanding
Issue	Price	Expiry	Warrants		at Sept. 30,		at Dec. 31,		at Sept. 30,
Date	CAN	Date	Issued	Exercised	2011	Exercised	2011	Exercised	2012
06/08/10	$ 6.00	06/08/12	3,190,000	(2,631,750)	558,250	(47,850)	510,400	(510,400)	-
06/17/10	$ 6.00	06/17/12	319,000	(263,175)	55,825	(4,785)	51,040	(51,040)	-
			3,509,000	(2,894,925)	614,075	(52,635)	561,440	(561,440)	-

At September 30, 2012, the Company does not have any remaining warrants.

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at September 30, 2012. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The fair value of the Underwriter warrants were measured based on the Black-Scholes Model.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

6.	Share-based payments (continued):

The inputs used in the measurement of the fair values (CAN) at grant date of the share- based payment plan are the following:

Fair value of share options and assumptions (Weighted Average)	Share Option Program (equity-settled)			SARs (cash-settled)			Underwriter Warrants*
	2012	2011	2010	2012	2011	2010	2010
Share price at grant date	$20.93	$17.76	$7.05	$17.73	$15.94	$7.84	$6.04
Exercise price	$20.71	$18.69	$7.04	$18.45	$10.00	$6.91	$6.00
Expected v olatility	55%	60%	57%	55%	55%	55%	62%
Expected life of options	5	5	5	5	5	5	2
Expected div idend yield	-	-	-	-	-	-	-
Risk-free interest rate	1.52%	1.39%	1.77%	1.42%	1.27%	1.27%	1.77%
Fair v alue at grant date	$10.09	$9.57	$2.99	$8.27	$8.26	$12.02	$2.13

*The Company granted underwriter warrants in 2010 only.

7.	Escobal project expenses:

	Three Months Ended		Nine Months Ended
	September 30 ,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$1,314	$412	$3,902	$1,235
Share based compensation	624	(68)	857	1,004
General site infrastructure	-	2,268	6,304	5,635
Mine infrastructure	8,422	3,845	21,329	6,798
Engineering and design	591	612	1,546	1,662
Mine administration	5,551	2,449	11,149	5,412
Environmental expenses	275	63	676	432
Sustainable development	201	461	506	1,062
Depreciation, depletion and amortization	1,850	296	4,640	469
	$18,828	$10,338	$50,909	$23,709

8.	Exploration:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	Sept ember 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$326	$391	$1,059	$983
Drilling	1,572	2,163	6,422	4,744
Assays	140	103	525	304
Other field supplies	579	260	1,710	742
	$2,617	$2,917	$9,716	$6,773

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

9.	General and administration expenses:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$1,832	$1,126	$4,584	$3,874
Share based compensation	2,192	2,269	6,716	8,021
Other general & administrative expenses	798	830	3,473	2,493
	$4,822	$4,225	$14,773	$14,388

10.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and eqquipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

11.	Financial risk management:

Foreign exchange risk

The Group is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Group entities which is the USD. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in U.S. currency. At the end of the third quarter, the Group has converted substantially all of CAD to USD to minimize exchange rate risk during the construction period.

	September 30,	Decem ber 31,
	2012	2011
Cash in USD	$224,6553	$49,799
Cash in CAD	3229	299,255
Cash in Other Currencies	2337	783
Total Cash and Cash Equivalents	$225,219	$349,837

Additional financial risk management disclosures are included in the consolidated financial statements as at December 31, 2011.

November 13, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Nine Months Ended September 30, 2012 and 2011

12.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2012	$514
2013	500
2014	198
2015	117
Total lease commitments	$1,329

At September 30, 2012, the Company has signed purchase orders to purchase equipment, services, materials and supplies as follows:

September 30,
2012
Pow er line construction	$12
Plant construction and equipment	61,581
Underground and surface equipment	8,229
Mine developm ent consum ables	7,285
Serv ices and others	1,751
Business system implementation	1,891
$80,749

November 13, 2012